UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Radius Health, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

750469207

(CUSIP Number)

Adam Morgan Velan Capital Investment Management LP 1055b Powers Place Alpharetta, Georgia 30009 (646) 844-0030	Deepak Sarpangal Repertoire Partners LP 31 Hudson Yards, 11th Floor, Suite 43 New York, New York 10001 (415) 677-7050

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 23, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Velan Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,371,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,371,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,371,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Velan Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,371,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,371,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,371,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Velan Capital Investment Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,371,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,371,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,371,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Avego Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,371,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,371,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,371,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Balaji Venkataraman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,371,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,371,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,371,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Repertoire Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,371,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,371,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,371,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Repertoire Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,371,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,371,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,371,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Repertoire Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,371,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,371,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,371,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Repertoire Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,371,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,371,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,371,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Deepak Sarpangal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,371,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,371,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,371,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 750469207

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Radius Health, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 22 Boston Wharf Road, 7th Floor, Boston, Massachusetts 02210.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Velan Capital Partners LP, a Delaware limited partnership (“Velan LP”), with respect to the Shares directly and beneficially owned by it;
(ii)	Velan Capital Holdings LLC, a Delaware limited liability company (“Velan GP”), as the general partner of Velan LP;
(iii)	Velan Capital Investment Management LP, a Delaware limited partnership (“Velan Capital”), as the investment manager of Velan LP;
(iv)	Avego Management, LLC, a Delaware limited liability company (“Avego”), as the general partner of Velan Capital;
(v)	Balaji Venkataraman, as the Managing Member of each of Velan GP and Avego;
(vi)	Repertoire Master Fund LP, a Delaware limited partnership (“Repertoire Master”), with respect to the Shares directly and beneficially owned by it;
(vii)	Repertoire Holdings LLC, a Delaware limited liability company (“Repertoire Holdings”), as the general partner of Repertoire Master;
(viii)	Repertoire Partners LP, a Delaware limited partnership (“Repertoire Partners”), as the investment manager of Repertoire Master;
(ix)	Repertoire Partners GP LLC, a Delaware limited liability company (“Repertoire GP”), as the general partner of Repertoire Partners; and
(x)	Deepak Sarpangal, as the Managing Partner of Repertoire Partners and Managing Member of each of Repertoire Holdings and Repertoire GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Velan LP, Velan GP, Velan Capital, Avego and Mr. Venkataraman is 1055b Powers Place, Alpharetta, Georgia 30009. The address of the principal office of each of Repertoire Master, Repertoire Holdings, Repertoire Partners, Repertoire GP and Mr. Sarpangal is 31 Hudson Yards, 11th Floor, Suite 43, New York, New York 10001.

12

CUSIP No. 750469207

(c)       The principal business of Velan LP is investing in securities. The principal business of Velan GP is serving as the general partner of Velan LP. The principal business of Velan Capital is serving as the investment manager of Velan LP. The principal business of Avego is acting as a multi-strategy healthcare-focused investment firm, which also serves as the general partner of Velan Capital. Mr. Venkataraman is an investor in the specialty pharmaceutical industry and serves as the Managing Member of each of Velan GP and Avego. The principal business of Repertoire Master is investing in securities. The principal business of Repertoire Holdings is serving as the general partner of Repertoire Master. The principal business of Repertoire Partners is serving as the investment manager of Repertoire Master. The principal business of Repertoire GP is serving as the general partner of Repertoire Partners. Mr. Sarpangal serves as the Managing Partner of Repertoire Partners and Managing Member of each of Repertoire Holdings and Repertoire GP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Velan LP, Velan GP, Velan Capital, Avego, Repertoire Master, Repertoire Holdings, Repertoire Partners and Repertoire GP are organized under the laws of the State of Delaware. Messrs. Venkataraman and Sarpangal are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Velan LP and Repertoire Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,371,500 Shares beneficially owned by Velan LP is approximately $9,728,197, including brokerage commissions. The aggregate purchase price of the 1,371,500 Shares beneficially owned by Repertoire Master is approximately $9,562,273, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer’s Board of Directors (the “Board”) and management team regarding opportunities to enhance stockholder value and improve corporate governance.

13

CUSIP No. 750469207

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 47,382,754 Shares outstanding as of February 18, 2022, which is the total number of Shares outstanding as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2022.

As of the date hereof, Velan LP directly beneficially owned 1,371,500 Shares, constituting approximately 2.9% of the Shares outstanding. Velan GP, as the general partner of Velan LP, may be deemed to beneficially own the 1,371,500 Shares owned by Velan LP, constituting approximately 2.9% of the Shares outstanding. Velan Capital, as the investment manager of Velan LP, may be deemed to beneficially own the 1,371,500 Shares owned by Velan LP, constituting approximately 2.9% of the Shares outstanding. Avego, as the general partner of Velan Capital, may be deemed to beneficially own the 1,371,500 Shares owned by Velan LP, constituting approximately 2.9% of the Shares outstanding. Mr. Venkataraman, as the Managing Member of each of Velan GP and Avego, may be deemed to beneficially own the 1,371,500 Shares owned by Velan LP, constituting approximately 2.9% of the Shares outstanding.

As of the date hereof, Repertoire Master directly beneficially owned 1,371,500 Shares, constituting approximately 2.9% of the Shares outstanding. Repertoire Holdings, as the general partner of Repertoire Master, may be deemed to beneficially own the 1,371,500 Shares owned by Repertoire Master, constituting approximately 2.9% of the Shares outstanding. Repertoire Partners, as the investment manager of Repertoire Master, may be deemed to beneficially own the 1,371,500 Shares owned by Repertoire Master, constituting approximately 2.9% of the Shares outstanding. Repertoire GP, as the general partner of Repertoire Partners, may be deemed to beneficially own the 1,371,500 Shares owned by Repertoire Master, constituting approximately 2.9% of the Shares outstanding. Mr. Sarpangal, as the Managing Partner of Repertoire Partners and Managing Member of each of Repertoire Holdings and Repertoire GP, may be deemed to beneficially own the 1,371,500 Shares owned by Repertoire Master, constituting approximately 2.9% of the Shares outstanding.

An aggregate of 2,743,000 Shares, constituting approximately 5.8% of the Shares outstanding, are reported in this Schedule 13D.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed to beneficially own the 2,743,000 Shares owned in the aggregate by all of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

14

CUSIP No. 750469207

(b)       By virtue of their respective relationships to Velan LP, each of Velan LP, Velan GP, Velan Capital, Avego and Mr. Venkataraman may be deemed to have sole power to vote and dispose of the Shares reported owned by Velan LP.

By virtue of their respective relationships to Repertoire Master, each of Repertoire Master, Repertoire Holdings, Repertoire Partners, Repertoire GP and Mr. Sarpangal may be deemed to have sole power to vote and dispose of the Shares reported owned by Repertoire Master.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Repertoire Master has entered into certain cash-settled total return swap agreements with UBS AG London (“UBS”) as the counterparty (the “Swap Agreements”). The swaps with UBS constitute economic exposure to an aggregate of 1,156,924 notional Shares, representing approximately 2.4% of the outstanding Shares, which have a reference price of $7.4339 and an expiration date of March 25, 2024. The Swap Agreements provide Repertoire Master with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Repertoire Master has economic exposure to an aggregate of 2,528,424 Shares, representing approximately 5.3% of the outstanding Shares. Repertoire Master and the other Reporting Persons disclaim beneficial ownership of the Subject Shares. The Reporting Persons collectively have economic exposure to an aggregate of 3,899,924 Shares, representing approximately 8.2% of the outstanding Shares.

On February 15, 2022, Velan Capital and Repertoire Partners entered into a group agreement (the “Group Agreement”) which sets forth certain agreements among the parties with respect to their intention to jointly coordinate their activities with respect to the Issuer as set forth in the Group Agreement, which provides for, among other matters, the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The foregoing description of the Group Agreement is not complete and is qualified in its entirely by reference to the full text of the Group Agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

On March 7, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

15

CUSIP No. 750469207

Item 7.	Material to be Filed as Exhibits.
99.1	Group Agreement, dated February 15, 2022.
99.2	Joint Filing Agreement, dated March 7, 2022.

16

CUSIP No. 750469207

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2022

Velan Capital Partners LP

By:	Velan Capital Holdings LLC General Partner

By:	/s/ Balaji Venkataraman
	Name:	Balaji Venkataraman
	Title:	Managing Member

Velan Capital Holdings LLC

By:	/s/ Balaji Venkataraman
	Name:	Balaji Venkataraman
	Title:	Managing Member

Velan Capital Investment Management LP

By:	Avego Management, LLC General Partner

By:	/s/ Balaji Venkataraman
	Name:	Balaji Venkataraman
	Title:	Managing Member

Avego Management, LLC

By:	/s/ Balaji Venkataraman
	Name:	Balaji Venkataraman
	Title:	Managing Member

/s/ Balaji Venkataraman
Balaji Venkataraman

17

CUSIP No. 750469207

Repertoire Master Fund LP

By:	Repertoire Holdings LLC General Partner

By:	/s/ Deepak Sarpangal
	Name:	Deepak Sarpangal
	Title:	Managing Member

Repertoire Holdings LLC

By:	/s/ Deepak Sarpangal
	Name:	Deepak Sarpangal
	Title:	Managing Member

Repertoire Partners LP

By:	Repertoire Partners GP LLC General Partner

By:	/s/ Deepak Sarpangal
	Name:	Deepak Sarpangal
	Title:	Managing Member

Repertoire Partners GP LLC

By:	/s/ Deepak Sarpangal
	Name:	Deepak Sarpangal
	Title:	Managing Member

/s/ Deepak Sarpangal
Deepak Sarpangal

18

CUSIP No. 750469207

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

VELAN CAPITAL PARTNERS LP

Purchase of Common Stock	124,719	6.5749	01/20/2022
Purchase of Common Stock	100,000	6.5363	01/21/2022
Purchase of Common Stock	50,000	6.6087	01/24/2022
Purchase of Common Stock	100,000	7.0090	01/25/2022
Purchase of Common Stock	75,087	7.1421	01/26/2022
Purchase of Common Stock	125,000	7.0552	01/27/2022
Purchase of Common Stock	49,913	6.9442	01/28/2022
Purchase of Common Stock	39,589	7.1802	01/31/2022
Purchase of Common Stock	60,411	7.1665	02/02/2022
Purchase of Common Stock	100,000	7.0549	02/14/2022
Purchase of Common Stock	71,500	7.0027	02/17/2022
Purchase of Common Stock	150,000	6.9708	02/23/2022
Purchase of Common Stock	50,000	7.6133	02/24/2022

REPERTOIRE MASTER FUND LP

Sale of Cash-Settled Total Return Swap	(12,339)	6.9574	01/03/2022
Purchase of Common Stock	35,159	6.2572	01/05/2022
Sale of Cash-Settled Total Return Swap	(71,481)	6.6734	01/07/2022
Sale of Cash-Settled Total Return Swap	(78,888)	6.3945	01/14/2022
Sale of Cash-Settled Total Return Swap	(150,000)	6.3500	01/19/2022
Sale of Cash-Settled Total Return Swap	(150,000)	6.4400	01/21/2022
Sale of Common Stock	(172,623)	7.0099	01/24/2022
Sale of Common Stock	(1,105)	7.5032	01/26/2022
Purchase of Common Stock	1,105	7.0273	01/26/2022
Purchase of Common Stock	142,595	7.4121	01/31/2022
Purchase of Common Stock	112,310	6.9281	02/03/2022
Purchase of Common Stock	36,114	6.9716	02/04/2022
Purchase of Common Stock	100,141	7.2216	02/10/2022
Purchase of Common Stock	108,840	6.9632	02/11/2022
Purchase of Common Stock	100,000	7.0515	02/14/2022
Purchase of Common Stock	71,500	7.0027	02/17/2022
Purchase of Common Stock	150,000	6.9708	02/23/2022
Purchase of Common Stock	50,000	7.6134	02/24/2022

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